Exhibit 8

News Release
FOR IMMEDIATE RELEASE:
                                      MacKenzie Partners, Inc.
                                      156 Fifth Avenue
                                      New York, New York  10010
                                      212 929-5500
                                      Fax 212 929-0308

       CONTACT:  Stanley J. Kay
       MacKenzie Partners, Inc.
       (212) 929-5940


    DICKSTEIN PARTNERS OFFERS $25 PER SHARE FOR HILLS STORES


NEW YORK, N.Y., MAY 3, 1995 -- Dickstein Partners today announced that in a letter sent to Michael Bozic, Chief Executive Officer of Hills Stores, it has proposed to acquire pursuant to a merger all of Hills' outstanding shares for $25 per share in cash. The text of the letter is printed below.

           [See Exhibit No. 7 for text of the letter.]

     Mark Dickstein, President of Dickstein Partners Inc. commented: "We are committed to seeing that Hills Stores is sold at auction to the highest bidder. Dickstein Partners intends to be a serious bidder in this auction with an offer of at least $25 per share. We believe Hills' existing "growth" strategy of opening twenty new stores a year to be an extremely high risk undertaking in the existing retail environment. We have come to the conclusion that the only way to ensure that the existing value of Hills is not put at risk is to force the sale of the company to either Dickstein Partners or a third party."

     Dickstein Partners, Inc. is a New York based investment firm which owns 1,113,459 shares of Hills stock, representing approximately 10.3% of the shares of the company.